UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MAP PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

GROUNDHOG ACQUISITION, INC.

A wholly owned subsidiary of

ALLERGAN, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

Allergan, Inc.

2525 Dupont Drive

Irvine, California, 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Terrence R. Allen, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, California, 92612

(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*

Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of MAP Pharmaceuticals, Inc. (“MAP”) by Groundhog Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Allergan, Inc. (“Allergan”) pursuant to an Agreement and Plan of Merger, dated as of January 22, 2013, by and among MAP, Allergan and Purchaser.

The tender offer described herein has not yet commenced. This Schedule TO-C and the exhibit attached hereto, and the description contained herein, are neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of MAP. At the time the tender offer is commenced, Allergan and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, and MAP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MAP stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, when filed, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement, when filed, will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and certain other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, Allergan and MAP file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Allergan and MAP at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Allergan’s and MAP’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Exhibit Index

99.1	Transcript of January 23, 2013 Allergan conference call.